UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: 2025 AGM Results	2

TELEFÓNICA, S.A., (the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Annual General Shareholders’ Meeting of TELEFÓNICA, S.A. held at second call today, has approved all the resolutions submitted by the Board of Directors of the Company for deliberation and vote by the General Shareholders’ Meeting.

Please find attached the proposed resolutions that have been approved.

Further to the Annual General Shareholders’ Meeting of Telefónica, S.A., the Board of Directors of the Company, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, has unanimously adopted the following resolutions regarding the ratification and appointment of Directors approved in the abovementioned Meeting:

•To reelect Mr. Marc Thomas Murtra Millar as Executive Chairman of the Board of Directors and of the Executive Commission.

•To reelect Mr. Emilio Gayo Rodríguez as Chief Operating Officer of the Board of Directors and as Member of the Executive Commission.

•To reelect Mr. Carlos Ocaña Orbis as Vice-Chairman of the Board of Directors and of the Executive Commission.

•That the Directors ratified and appointed by the Annual General Shareholders’ Meeting that are members of any of the remaining Committees of the Board of Directors, i.e. Mr. Carlos Ocaña Orbis and Ms. Ana María Sala Andrés continue as members of the same. In this regard (i) Mr. Carlos Ocaña Orbis of the Audit and Control Committee, and of the Nominating, Compensation and Corporate Governance Committee; and (ii) Ms. Ana María Sala Andrés of the Sustainability and Regulation Committee.

Madrid, April 10, 2025

ORDINARY GENERAL SHAREHOLDERS’ MEETING OF TELEFÓNICA S.A. - 2025 - PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING April 9/10, 2025

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 2 of 15 Proposal regarding Item I on the Agenda: Individual and Consolidated Annual Accounts, Consolidated Sustainability Information and Management of the Board of Directors of Telefónica, S.A. during fiscal year 2024. I.1 Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2024. To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2024, as finalized by the Board of Directors at its meeting of February 26, 2025. In the Individual Annual Accounts, the Balance Sheet as of December 31, 2024 discloses assets total, liabilities total and shareholders’ equity in the amount of 63,453 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 563 million euros. In the Consolidated Financial Statements (Consolidated Annual Accounts), the Statement of Financial Condition as of December 31, 2024 discloses assets total, liabilities total, and shareholders’ equity in the amount of 100,502 million euros each, and the Income Statement as of the end of the fiscal year shows a negative result attributable to the shareholders of the controlling Company in the amount of 49 million euros. I.2 Approval of the Statement of Non-Financial Information and Sustainability Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2024 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. To approve the Statement of Non-Financial Information and Sustainability Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2024 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. I.3 Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2024. To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2024. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 3 of 15 Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2024. To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2024: To allocate the profit obtained by Telefónica, S.A. in fiscal year 2024, in the amount of 563 million euros, to Voluntary Reserves. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 4 of 15 Proposal regarding Item III on the Agenda: Re-election of the Statutory Auditor for fiscal year 2025. Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting: To re-elect PricewaterhouseCoopers Auditores S.L., with registered office at Madrid, Torre PWC, Paseo de la Castellana 259 B and Tax Identification Code (C.I.F.) B-79031290 as the Statutory Auditor of Telefónica, S.A. and its Consolidated Group of Companies, for fiscal year 2025. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 5 of 15 Proposal regarding Item IV on the Agenda: Ratification and appointment of Directors. IV.1 To ratify the interim appointment (co-option) of Mr. Marc Thomas Murtra Millar as a Director, as resolved by the Board of Directors at its meeting held on January 18, 2025, and to appoint him as a Director for the bylaw-mandated term of four years, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Executive Director. IV.2 To ratify the interim appointment (co-option) of Mr. Emilio Gayo Rodríguez as a Director, as resolved by the Board of Directors at its meeting held on March 6, 2025, and to appoint him as a Director for the bylaw-mandated term of four years, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Executive Director. IV.3 To ratify the interim appointment (co-option) of Mr. Carlos Ocaña Orbis as a Director, as resolved by the Board of Directors at its meeting held on May 8, 2024, and to appoint him as a Director for the bylaw-mandated term of four years, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Proprietary Director. IV.4 To ratify the interim appointment (co-option) of Mr. Olayan M. Alwetaid as a Director, as resolved by the Board of Directors at its meeting held on February 26, 2025, and to appoint him as a Director for the bylaw-mandated term of four years, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Proprietary Director. IV.5 To ratify the interim appointment (co-option) of Ms. Ana María Sala Andrés as a Director, as resolved by the Board of Directors at its meeting held on February 26, 2025, and to appoint her as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director. In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Director, if applicable, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 6 of 15 Proposal regarding Item V on the Agenda: Shareholder compensation. Distribution of dividends from unrestricted reserves. To approve the distribution of dividends in cash with a charge to unrestricted reserves, through the payment in 2025 of the fixed amount of 0.30 euros, payable in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following payment dates: - The first payment of 0.15 euros per share in cash will be carried out on June 19, 2025 through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR). - The second payment of 0.15 euros per share in cash will be carried out on December 18, 2025 through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR). * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 7 of 15 Proposal regarding Item VI on the Agenda: Delegation to the Board of Directors, with express powers of substitution, for a five-year term, of the power to increase share capital in accordance with Section 297.1.b) of the Companies Act (Ley de Sociedades de Capital), with the power to exclude the pre-emptive rights of shareholders. To delegate to the Board of Directors of Telefónica, S.A., to the extent required by law, the power to increase the share capital, pursuant to Section 297.1.b) of the Companies Act, on one or more occasions and at any time, within a period of five years from the date on which this resolution is adopted, by a maximum nominal amount of 2,835,080,777 euros, equal to one-half of the share capital of Telefónica, S.A. on the date of adoption of this resolution. Capital increases under this delegation shall be carried out by means of the issuance and flotation of new shares -with or without a share premium- the consideration for which shall be monetary contributions. In connection with each increase, it shall fall upon the Board of Directors to decide whether the new shares to be issued are to be ordinary, preferred or any other type of shares permitted by law. The Board of Directors may also set the terms and conditions of the capital increases as to all matters not provided for in this resolution and the characteristics of the shares, with express provision for the possibility of incomplete subscription, and may freely offer the new shares not subscribed within the period or periods for the exercise of pre-emptive rights. The Board of Directors may also provide that, in the event of incomplete subscription, the capital shall only be increased by the amount of the subscriptions made, and may amend the article of the By-Laws regarding the share capital and number of shares. Furthermore, in connection with the capital increases implemented in reliance on this delegation, the power is delegated to the Board of Directors to exclude pre-emptive rights in whole or in part upon the terms of Section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution. The Company shall, where appropriate, make application for admission to trading on any secondary market, whether official or unofficial, organized or not, and domestic or foreign, of the shares issued by virtue of this delegation, with the Board of Directors being authorized to take all steps and actions needed for admission to listing with the appropriate bodies of the various domestic or foreign securities markets on which its shares are listed. The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers referred to in this resolution, without prejudice to the powers of attorney that may be granted to any person for specific acts of execution.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 8 of 15 The delegation granted by the shareholders at the General Shareholders’ Meeting of the Company held on June 12, 2020 is hereby revoked to the extent that it has not been exercised. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 9 of 15 Proposal regarding Item VII on the Agenda: Delegation to the Board of Directors, with express powers of substitution, for a five-year term, of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre- emptive rights of shareholders. Authorization to guarantee issuances by companies of the Group. To delegate to the Board of Directors of Telefónica, S.A., in accordance with the general rules governing the issuance of debentures and subject to the provisions of current legislation and the Company's By-Laws, the power to issue fixed-income securities or debt securities of a similar nature, or hybrid financial instruments, which may be convertible and/or exchangeable into shares and/or which grant the holders thereof a share in the corporate earnings, and to guarantee their issuance by the Group's companies, in accordance with the following terms: 1. The aforementioned instruments may be issued on one or more occasions within a maximum period of five years from the date on which this resolution is adopted. The same term shall apply to the power to guarantee the issuance of such instruments by companies of the Group. 2. The securities issued may be debentures, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments, in any form permitted by law (including, inter alia, preferred shares), both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of its Group companies or of any other company, and/or giving the holders thereof an interest in the corporate earnings. This delegation also includes warrants or other similar instruments that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or already outstanding, and which may be paid for by physical delivery or by set-off, to which the same rules set forth herein with respect to convertible and/or exchangeable instruments shall apply, mutatis mutandis. 3. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit. In the case of warrants, the sum of the premiums and exercise prices of each issuance shall be taken into account. 4. The delegation shall extend to the determination of the various aspects and conditions of each issuance. By way of example, the Board of Directors shall be responsible for determining, for each issuance, (i) the amount thereof (observing the applicable quantitative limit); (ii) the number of securities and their nominal value; (iii) the applicable legislation; (iv) the type of investor to which the issuance is addressed; (v) the place of issue -whether in Spain or abroad-; (vi) currency, and if in foreign currency, the equivalent thereof in euros; (vii) the class of securities,

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 10 of 15 whether notes, bonds, debentures or any other security permitted by Law, including subordinated securities; (viii) the issue date or dates; (ix) interest rate; (x) procedures and dates of coupon payment; (xi) whether they are repayable or not (including, if applicable, the possibility of repayment by the issuer) and, if appropriate, the periods and events of repayment) (in whole or in part), whether the securities are perpetual or maturing on a specific date and, in the latter case, the due date; (xii) whether the securities are mandatorily or voluntarily convertible and/or exchangeable, including on a contingent basis, and, if voluntarily convertible, at the option of the holder of the securities or of the issuer, and, if exchangeable and not convertible, whether mandatorily or voluntarily and at the option of the holder of the securities or of the issuer; (xiii) guarantees, type of reimbursement and lots and premiums; (xiv) representation, whether by certificates (registered or bearer) or book entries; (xv) where appropriate, pre-emptive rights and subscription system; (xvi) if appropriate, submit applications for listing on Spanish or foreign, official or unofficial, organized or not, or other secondary markets of the securities issued, complying with the requirements of applicable law in each case; (xvii) if appropriate, anti-dilution clauses and conversion price adjustments; (xviii) in general, any other condition of the issuance; and (xix) where applicable, appoint the security-holders’ syndicate representative (comisario) or the person or entity that is to represent the holders of the securities and approve the basic rules that are to govern the legal relations between the Company and the syndicate or collective organization mechanism of the holders of the securities issued that may be in place, if appropriate. The Board of Directors is further authorized, subject to the receipt of the necessary approvals and consents, to amend and/or enforce the repayment terms of the securities, their maturity, their interest rate and, in general, all terms and conditions of the issuances made in reliance on this authorization. 5. In the event that convertible and/or exchangeable securities are issued, it is resolved to establish the following criteria for the determination of the basis and terms of the conversion and/or exchange: a) Instruments issued under this resolution may be convertible into new shares of the Company and/or exchangeable for outstanding shares of the Company, of any of the companies of its Group or of any other company in accordance with the conversion and/or fixed exchange ratio (whether determined or determinable) or variable, with the Board of Directors having the power to decide whether they are convertible and/or exchangeable, as well as to determine whether they are subject to mandatory or voluntary conversion and/or exchange, even on a contingent basis, and if voluntary, at the option of the holder thereof or the issuer, with the frequency and for the maximum period established in the resolution approving the issuance. b) The conversion and/or exchange ratio shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange ratio determined in the Board of Directors’ resolution, or at such exchange ratio as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 11 of 15 listing price of the shares of the Company on the date or dates, or period or periods, used as a reference in such resolution. In any case, the price of the shares for purposes of the conversion and/or exchange, subject to the anti- dilution adjustments, may not be less than the arithmetic mean of the closing prices, the weighted average price or another benchmark price of the shares of the Company during the period to be determined by the Board of Directors, which may not be more than three months or less than one day prior to (i) the date of the holding of the Board of Directors’ meeting at which the Board approves the issuance of the securities in the exercise of the powers delegated hereby, or (ii) specific dates between the announcement of the issuance and the disbursement of the securities by subscribers (both inclusive). A premium or discount on such price per share may also be established, but if there is a discount on the price per share, it may not be greater than 25% of the value of the shares used as the benchmark in accordance with the provisions above. In the event of an exchange for shares of another company (whether or not belonging to the Group) the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market. c) Notwithstanding the provisions of paragraph b) above, the issuance of securities may be approved with a variable conversion and/or exchange ratio. In this case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic mean of the closing prices, the weighted average price, or other benchmark price of the shares of the Company during a period to be determined by the Board of Directors, which shall not be more than three months nor less than one day prior to the date of conversion and/or exchange, with a premium or, if appropriate, a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%. Notwithstanding the foregoing, limits may be established in the form of a minimum and/or maximum benchmark price of the shares for purposes of the conversion and/or exchange thereof upon the terms decided by the Board. In the event of an exchange for shares of another company (whether or not belonging to the Group) the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market. d) Debentures may not be converted into shares if the nominal value of such bonds is less than the value of such shares. In addition, convertible debentures may not be issued in an amount that is less than the nominal value of such shares. e) Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of securities being converted and/or exchanged

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 12 of 15 shall be rounded downward by default to the immediately lower integer, and each holder shall receive, in cash, the difference that may arise in such instance. f) When approving an issuance of convertible and/or exchangeable securities, the Board of Directors shall issue a report elaborating on and specifying the terms and conditions of the conversion that are specifically applicable. In the case of an issuance of convertible securities, this report shall be accompanied by the corresponding independent expert's report required by law. 6. In any event, this delegation of powers to issue convertible and/or exchangeable securities shall include: a) The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible securities and any other capital increases it may have resolved to effect pursuant to authorizations granted by the General Meetings, does not exceed the limit of one-half of the amount of the share capital envisaged in the Companies Act, or 20% of such total amount of share capital if the issuance of the convertible securities excludes the pre- emptive rights of the shareholders, all in accordance with the authorization granted by the General Meeting that is in effect on the date of the resolution to increase share capital and without such provisions in any way affecting the application of any anti-dilution adjustments, when such adjustments are appropriate. b) The power to completely or partially exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic and international markets, to use bookbuilding techniques, to facilitate the acquisition of assets that are appropriate to further the achievement of the corporate purpose or whenever otherwise warranted for reasons of corporate interest. In the event that the Board decides to exclude the pre-emptive right of the shareholders in connection with a specific issuance of convertible securities that it may decide to effect in reliance on this authorization, it will, upon approving the issuance, formalize a report describing the specific reasons of corporate interest that warrant such measure, which will be the subject of a corresponding report by a statutory auditor appointed for such purpose by the Commercial Registry, all in accordance with the Companies Act. Both reports shall be immediately posted on the Company’s website and reported at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance. c) The power to further develop the terms and conditions of the conversion and/or exchange, and particularly to determine the time of the conversion and/or exchange. 7. The Board is hereby authorized to in turn delegate to the Executive Commission the powers granted in this resolution.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 13 of 15 8. The delegation to issue securities granted by the General Shareholders' Meeting of the Company on June 12, 2020 is hereby revoked to the extent that it has not been exercised. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 14 of 15 Proposal regarding Item VIII on the Agenda: Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting. To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 15 of 15 Proposal regarding Item IX on the Agenda: Consultative vote on the 2024 Annual Report on Directors’ Remuneration. To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2024. It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting. * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 10, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors